[CBOE LETTERHEAD]

April 26, 2010

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549-3720

Attention: Pamela Long & Dietrich King

Re:	CBOE Holdings, Inc.
Amendment No. 7 to Form S-4, File No. 333-140574

Dear Ms. Long & Mr. King:

On behalf of CBOE Holdings, Inc. (the “Company” or “we”), I am writing to respond to the comments set forth in the letter of the staff of the Division of Corporation Finance dated April 15, 2010 with respect to (1) Amendment No. 6 to the Company’s Registration Statement on Form S-4 (the “S-4 Registration Statement”), as filed on April 12, 2010 and (2) Amendment No. 1 to the Company’s Registration Statement on Form S-1 (the “S-1 Registration Statement”), as filed on April 12, 2010.

We have addressed the comments in the staff’s April 15, 2010 letter by reproducing each comment below in bold text and providing the Company’s response immediately following.  We have also provided supplemental information as requested or where we believe appropriate to the response.

We have revised the S-4 Registration Statement in response to the staff’s comments and concurrently with this letter are filing Amendment No. 7 to the S-4 Registration Statement (“Form S-4 Amendment No. 7”), which reflect these revisions.  We intend to revise the S-1 Registration Statement in response to the staff’s comments and file Amendment No. 2 to the S-1 Registration Statement (“Form S-1 Amendment No. 2”) in the near future.  References to page numbers herein are references to page numbers in Form S-4 Amendment No. 7.  We will submit a revised response letter concurrently with the filing of Form S-1 Amendment No. 2 to provide references to page numbers in that filing.  Capitalized terms used herein but not otherwise defined have the meanings assigned to them in the S-4 Registration Statement.

AMENDMENT NO. 6 TO REGISTRATION STATEMENT ON FORM S-4

Summary Consolidated Financial Data, page 16

Selected Financial Data, page 74

Consolidated Statements of Operations

1.             Comment:             We note your response to comment 22 in our letter dated April 7, 2010 and understand that you do not currently have a capital structure and therefore have not provided historical earnings per share.  However, we also note that subsequent to the restructuring transaction you will have a capital structure.  Therefore, it continues to appear to us that you should provide pro forma earnings per share data that retro-actively reflects the impact of the restructuring transaction similar to the presentation required for a stock split which appears to have been your intent based on your disclosures in prior amendments.

Response:               We have included revised disclosure in Form S-4 Amendment No. 7 (see pages 16-17, 76-78 and A-3) to provide pro forma earnings per share data.

Risk Factors, Page 17

2.             Comment:             We note your response to comment 26 in our letter dated April 7, 2010 and your new risk factor disclosure on page 20 of the prospectus.  Please revise your risk factor disclosure to note, if true, that in certain circumstances the special dividend could be a taxable transaction for the recipients.

Response:               The risk factor added in response to comment 26 in your letter dated April 7, 2010 was intended to warn CBOE Seat owners that the tax treatment of the cash dividend could vary depending on whether it is treated as a taxable dividend or not.  It was not intended to warn CBOE Seat owners that the cash payment might be taxable as opposed to nontaxable.  As discussed in detail in “Material U.S. Federal Income Tax Consequences of the Restructuring Transaction and the Post-Restructuring Special Dividend,” the cash payment will be a taxable event in almost all instances regardless of characterization.

Unaudited Pro Forma Consolidated Financial Statements, page 36

3.             Comment:             We note your response to comment nine in our letter dated April 7, 2010.  We are continuing to evaluate your response and will follow-up with you separately regarding this issue promptly.

Response:               Based on conversations with the staff, we understand that this comment has been resolved.

Certain Relationships and Related Party Transactions, page 67

4.             Comment:             We note your response to comment 21 in our letter dated April 7, 2010.  For registration statements filed pursuant to the Securities Act, Instruction 1 to Item 404 of Regulation S-K expands the period covered by Item 404(a) to include the registrant’s last fiscal year and the two fiscal years preceding the registrant’s last fiscal year.  Accordingly, based on your previous disclosures, it appears that you should provide information about the autoquote service agreements.  Please revise your disclosure accordingly.

Response:               We have included revised disclosure in Form S-4 Amendment No. 7 (see page 69) to address this comment.

Exhibit 8.1 Opinion of Schiff Hardin concerning certain tax issues

5.             Comment:             As counsel is providing a short-form opinion with respect to the material U.S. federal income tax consequences of the transaction, please have counsel state in its opinion that the tax discussion in the prospectus is counsel’s opinion with respect to the transaction.  Counsel’s current disclosure in its opinion that the “statements in the Registration Statement under the caption “Material U.S. Federal Income Tax Consequences of the Restructuring Transaction and the Post-Restructuring Special Dividend,” . . . accurately summarize (subject to the qualifications contained therein) in all material respects the material United States federal tax laws referred to therein” is not sufficient.

6.             Comment:             On page 2 of its opinion, counsel states “[w]e assume no responsibility to inform you of any such change or inaccuracy that may occur or come to our attention.”  Please have counsel revise its opinion to eliminate this statement, as under certain circumstances the registrant and counsel may have an obligation to update their disclosures.

7.             Comment:             Please have counsel revise its opinion to expressly consent to the discussion of its opinion in the prospectus.  Please refer to Rule 436(a) under the Securities Act of 1933, as amended.

Response:               We have refiled a revised tax opinion as Exhibit 8 to the Form S-4 Amendment No. 7 to address comments 5, 6 and 7 above.

AMENDMENT NO. 1 TO REGISTRATION STATEMENT ON FORM S-1

General

1.             Comment:             To the extent that any of the comments above regarding the registration statement on Form S-4 concern information that is also in the registration statement on Form S-1, please treat those comments as applying to the registration statement on Form S-1 as well and revise that registration statement accordingly.

Response:               As noted above, we will submit a revised response letter concurrently with the filing of Form S-1 Amendment No. 2 to provide responses to the comments herein and to provide references to page numbers in that filing.

Principal and Selling Stockholders, page 144

2.             Comment:             We note your response to comment five in our letter dated April 7, 2010.  Please revise your disclosure in the “Principal and Selling Stockholders” section to include the information contained in your response.

Response:               We will address this comment in Form S-1 Amendment No. 2.

Please call me at (312) 786-7462 or Richard T. Miller of Schiff Hardin LLP (312) 258-5596 if you wish to discuss our responses to the comment letter.

Sincerely,

/s/ Joanne Moffic-Silver
Joanne Moffic-Silver

cc:	Richard DuFour
Alan Dean
(Chicago Board Options Exchange, Incorporated)
David McCarthy
Richard T. Miller
(Schiff Hardin LLP)